PRESS RELEASE

CN Announces Third Quarter Results

Disciplined Scheduled Operation Continues to Deliver Solid Operating Performance

MONTREAL, October 24, 2023 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2023.

"Our 'Make the Plan, Run the Plan, Sell the Plan' approach continued to perform well, delivering strong customer service despite weak consumer demand as well as external challenges. As volumes continue to improve, we are well positioned to deliver incremental operating leverage. We remain confident in our ability to accelerate sustainable, profitable growth in 2024 through 2026.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results highlights
•Revenues of C$3,987 million for the third quarter of 2023, a decrease of C$526 million, or 12%, and C$12,357 million for the first nine months of 2023, a decrease of C$208 million, or 2%.
•Operating income of C$1,517 million for the third quarter of 2023, a decrease of C$415 million, or 21% and C$4,779 million for the first nine months of 2023, a decrease of C$149 million, or 3%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 62.0% for the third quarter of 2023, an increase of 4.8-points and 61.3% for the first nine months of 2023, an increase 0.5-points or an increase of 0.7-points on an adjusted basis. (1)
•Diluted earnings per share (EPS) of C$1.69 for the third quarter of 2023, a decrease of 21% and C$5.27 for the first nine months of 2023, a decrease of 1% or a decrease of 2% on an adjusted basis. (1)
•Free cash flow was C$581 million for the third quarter of 2023, a decrease of C$775 million, or 57% and C$2,274 million for the first nine months of 2023, a decrease of C$650 million, or 22%. (1)

Operating performance
•Injury frequency rate of 1.07 (per 200,000 person hours) for the third quarter of 2023, a deterioration of 6% and 1.02 (per 200,000 person hours) for the first nine months of 2023, an improvement of 11%. (3)
•Accident rate of 1.86 (per million train miles) for the third quarter of 2023, a deterioration of 10% and 1.76 (per million train miles) for the first nine months of 2023, an improvement of 16%. (3)
•Through dwell of 7.1 (entire railroad, hours) for the third quarter of 2023, a deterioration of 1% and 7.0 (entire railroad hours) for the first nine months of 2023, an improvement of 10%.
•Car velocity of 209 (car miles per day) for the third quarter of 2023, a deterioration of 1% and 212 (car miles per day) for the first nine months of 2023, an improvement of 10%.
•Through network train speed of 19.7 (mph) for the third quarter of 2023, a deterioration of 2% and 19.9 (mph) for the first nine months of 2023, an improvement of 7%.
•Fuel efficiency of 0.832 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)) for the third quarter of 2023, an improvement of 1% and 0.874 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)) for the first nine months of 2023, less efficient by 2%.
•Train length of 7,927 (feet) for the third quarter of 2023, a decrease of 3% and 7,870 (feet) for the first nine months of 2023, a decrease of 5%.
•Revenue ton miles (RTMs) of 55,640 (millions) for the third quarter of 2023, a decrease of 5% and 171,478 (millions) for the first nine months of 2023, a decrease of 2%.

CN | 2023 Quarterly Review – Third Quarter 1

PRESS RELEASE
Outlooks and shareholder distributions
CN continues to expect flat to slightly negative year-over-year growth in adjusted diluted EPS in 2023. CN reiterates its longer-term financial perspective and continues to target compounded annual diluted EPS growth in the range of 10%-15% over the 2024-2026 period driven by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency, all of which assumes a supportive economy. (2)

In January 2023, CN announced the Board's approval for a new normal course issuer bid permitting CN to purchase for cancellation, over a 12-month period, up to 32 million common shares. The Board has now approved an additional C$500 million, increasing the budget from approximately C$4.0 billion to approximately C$4.5 billion.

Third quarter 2023 revenues, traffic volumes and expenses
Revenues for the third quarter of 2023 were C$3,987 million compared to C$4,513 million for the same period in 2022. The decrease of C$526 million, or 12%, was mainly due to lower fuel surcharge revenues as a result of lower fuel prices, lower volumes of intermodal, crude oil and forest products, primarily as a result of lower demand for freight services to move consumer goods and the negative impact of the pacific coast dock workers strike, unfavorable crude oil price spreads and weaker market conditions for lumber and panels as well as lower ancillary services including container storage; partly offset by freight rate increases, higher volumes of Canadian grain and potash and the positive translation impact of a weaker Canadian dollar.

Operating expenses for the third quarter of 2023 were C$2,470 million compared to C$2,581 million for the same period in 2022. The decrease of C$111 million, or 4%, was mainly due to lower fuel prices; partly offset by the negative translation impact of a weaker Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share (EPS), adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

2023 key assumptions
CN has made a number of economic and market assumptions in preparing its 2023 outlook. The Company now assumes flat North American industrial production in 2023 (compared to the July 25, 2023 assumption of negative North American industrial production in 2023). The Company continues to assume that the 2023/2024 grain crop in Canada will be below its three-year average (also below when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop will be above its three-year average. CN continues to assume pricing above rail inflation upon contract renewals. CN also continues to assume that in 2023, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel (compared to the July 25, 2023 assumption of being approximately US$75 per barrel). Additionally, CN continues to assume that in 2023 there will be no further significant impact from Canadian wildfires.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by at least two percent CAGR over the next three years. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments;
2 CN | 2023 Quarterly Review – Third Quarter

PRESS RELEASE
timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this news release.

(3) Based on Federal Railroad Administration (FRA) reporting criteria.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2023 Quarterly Review – Third Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,987	4,513	12,357	12,565
Freight revenues ($ millions)	3,820	4,366	11,933	12,169
Operating income ($ millions)	1,517	1,932	4,779	4,928
Adjusted operating income ($ millions) (2)(3)	1,517	1,932	4,779	4,950
Net income ($ millions)	1,108	1,455	3,495	3,698
Adjusted net income ($ millions) (2)(3)	1,108	1,455	3,495	3,714
Diluted earnings per share ($)	1.69	2.13	5.27	5.34
Adjusted diluted earnings per share ($) (2)(3)	1.69	2.13	5.27	5.37
Free cash flow ($ millions) (2)(4)	581	1,356	2,274	2,924
Gross property additions ($ millions)	934	744	2,270	1,830
Share repurchases ($ millions)	1,196	1,178	3,438	3,644
Dividends per share ($)	0.7900	0.7325	2.3700	2.1975
Financial ratio
Operating ratio (%) (5)	62.0	57.2	61.3	60.8
Adjusted operating ratio (%) (2)(3)	62.0	57.2	61.3	60.6
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	108,221	115,585	333,356	347,393
Revenue ton miles (RTMs) (millions)	55,640	58,540	171,478	175,645
Carloads (thousands)	1,326	1,469	4,048	4,289
Route miles (includes Canada and the U.S.)	18,600	18,600	18,600	18,600
Employees (end of period)	25,101	23,828	25,101	23,828
Employees (average for the period)	25,168	23,729	24,859	23,195
Key operating measures
Freight revenue per RTM (cents)	6.87	7.46	6.96	6.93
Freight revenue per carload ($)	2,881	2,972	2,948	2,837
GTMs per average number of employees (thousands)	4,300	4,871	13,410	14,977
Operating expenses per GTM (cents)	2.28	2.23	2.27	2.20
Labor and fringe benefits expense per GTM (cents)	0.71	0.67	0.70	0.63
Diesel fuel consumed (US gallons in millions)	90.0	96.9	291.5	299.2
Average fuel price ($ per US gallon)	4.66	5.70	4.56	5.31
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.832	0.838	0.874	0.861
Train weight (tons)	9,246	9,202	9,146	9,385
Train length (feet)	7,927	8,140	7,870	8,259
Car velocity (car miles per day)	209	212	212	193
Through dwell (entire railroad, hours)	7.1	7.0	7.0	7.8
Through network train speed (miles per hour)	19.7	20.1	19.9	18.6
Locomotive utilization (trailing GTMs per total horsepower)	189	202	191	197
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.07	1.01	1.02	1.15
Accident rate (per million train miles)	1.86	1.69	1.76	2.10
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2023 Quarterly Review – Third Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended September 30				Nine months ended September 30
	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	758	850	(11%)	(12%)	2,334	2,435	(4%)	(7%)
Metals and minerals	515	539	(4%)	(6%)	1,541	1,411	9%	5%
Forest products	466	550	(15%)	(17%)	1,457	1,489	(2%)	(6%)
Coal	242	258	(6%)	(7%)	768	702	9%	8%
Grain and fertilizers	722	621	16%	15%	2,271	1,829	24%	21%
Intermodal	880	1,340	(34%)	(35%)	2,875	3,722	(23%)	(24%)
Automotive	237	208	14%	12%	687	581	18%	14%
Total freight revenues	3,820	4,366	(13%)	(14%)	11,933	12,169	(2%)	(5%)
Other revenues	167	147	14%	12%	424	396	7%	4%
Total revenues	3,987	4,513	(12%)	(13%)	12,357	12,565	(2%)	(4%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,470	11,715	(11%)	(11%)	31,915	35,604	(10%)	(10%)
Metals and minerals	7,630	7,441	3%	3%	21,458	20,853	3%	3%
Forest products	5,719	6,614	(14%)	(14%)	17,529	19,083	(8%)	(8%)
Coal	5,421	5,769	(6%)	(6%)	17,234	17,264	—%	—%
Grain and fertilizers	14,528	11,944	22%	22%	45,138	37,748	20%	20%
Intermodal	11,048	14,340	(23%)	(23%)	35,918	42,966	(16%)	(16%)
Automotive	824	717	15%	15%	2,286	2,127	7%	7%
Total RTMs	55,640	58,540	(5%)	(5%)	171,478	175,645	(2%)	(2%)
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.24	7.26	—%	(2%)	7.31	6.84	7%	4%
Metals and minerals	6.75	7.24	(7%)	(9%)	7.18	6.77	6%	2%
Forest products	8.15	8.32	(2%)	(4%)	8.31	7.80	7%	3%
Coal	4.46	4.47	—%	(1%)	4.46	4.07	10%	8%
Grain and fertilizers	4.97	5.20	(4%)	(6%)	5.03	4.85	4%	1%
Intermodal	7.97	9.34	(15%)	(15%)	8.00	8.66	(8%)	(9%)
Automotive	28.76	29.01	(1%)	(3%)	30.05	27.32	10%	6%
Total freight revenue / RTM	6.87	7.46	(8%)	(9%)	6.96	6.93	—%	(2%)
Carloads (thousands) (3)
Petroleum and chemicals	156	161	(3%)	(3%)	468	482	(3%)	(3%)
Metals and minerals	264	264	—%	—%	749	709	6%	6%
Forest products	76	86	(12%)	(12%)	234	250	(6%)	(6%)
Coal	124	130	(5%)	(5%)	386	377	2%	2%
Grain and fertilizers	153	135	13%	13%	483	422	14%	14%
Intermodal	494	641	(23%)	(23%)	1,556	1,894	(18%)	(18%)
Automotive	59	52	13%	13%	172	155	11%	11%
Total carloads	1,326	1,469	(10%)	(10%)	4,048	4,289	(6%)	(6%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	4,859	5,280	(8%)	(10%)	4,987	5,052	(1%)	(4%)
Metals and minerals	1,951	2,042	(4%)	(7%)	2,057	1,990	3%	(1%)
Forest products	6,132	6,395	(4%)	(6%)	6,226	5,956	5%	1%
Coal	1,952	1,985	(2%)	(3%)	1,990	1,862	7%	5%
Grain and fertilizers	4,719	4,600	3%	1%	4,702	4,334	8%	6%
Intermodal	1,781	2,090	(15%)	(15%)	1,848	1,965	(6%)	(7%)
Automotive	4,017	4,000	—%	(2%)	3,994	3,748	7%	3%
Total freight revenue / carload	2,881	2,972	(3%)	(5%)	2,948	2,837	4%	1%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2023 Quarterly Review – Third Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2023, the Company's net income was $1,108 million, or $1.69 per diluted share, and $3,495 million, or $5.27 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2023.

For the three and nine months ended September 30, 2022, the Company's adjusted net income was $1,455 million, or $2.13 per diluted share, and $3,714 million, or $5.37 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2022 exclude advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.03 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2023	2022	2023	2022
Net income	$1,108	$1,455	$3,495	$3,698
Adjustments:
Advisory fees related to shareholder matters	—	—	—	22
Tax effect of adjustments (1)	—	—	—	(6)
Total adjustments	—	—	—	16
Adjusted net income	$1,108	$1,455	$3,495	$3,714
Diluted earnings per share	$1.69	$2.13	$5.27	$5.34
Impact of adjustments, per share	—	—	—	0.03
Adjusted diluted earnings per share	$1.69	$2.13	$5.27	$5.37
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
6 CN | 2023 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2023	2022	2023	2022
Operating income	$1,517	$1,932	$4,779	$4,928
Adjustment:
Advisory fees related to shareholder matters	—	—	—	22
Total adjustment	—	—	—	22
Adjusted operating income	$1,517	$1,932	$4,779	$4,950

Operating expenses	$2,470	$2,581	$7,578	$7,637
Total adjustment	—	—	—	(22)
Adjusted operating expenses	$2,470	$2,581	$7,578	$7,615

Operating ratio	62.0%	57.2%	61.3%	60.8%
Impact of adjustment	—%	—%	—%	(0.2)%
Adjusted operating ratio	62.0%	57.2%	61.3%	60.6%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Net cash provided by operating activities	$1,512	$2,112	$4,552	$4,395
Net cash used in investing activities	(931)	(756)	(2,278)	(1,573)
Net cash provided before financing activities	581	1,356	2,274	2,822
Adjustment:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	—	102
Free cash flow	$581	$1,356	$2,274	$2,924
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements for additional information.

CN | 2023 Quarterly Review – Third Quarter 7

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.34 and $1.35 per US$1.00 for the three and nine months ended September 30, 2023, respectively, and $1.31 and $1.28 per US$1.00 for the three and nine months ended September 30, 2022, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2023 would have been lower by $18 million ($0.03 per diluted share) and $94 million ($0.14 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2023:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$758	$(14)	$850	(12%)	$2,334	$(70)	$2,435	(7%)
Metals and minerals	515	(11)	539	(6%)	1,541	(58)	1,411	5%
Forest products	466	(10)	550	(17%)	1,457	(53)	1,489	(6%)
Coal	242	(2)	258	(7%)	768	(13)	702	8%
Grain and fertilizers	722	(9)	621	15%	2,271	(55)	1,829	21%
Intermodal	880	(7)	1,340	(35%)	2,875	(45)	3,722	(24%)
Automotive	237	(5)	208	12%	687	(24)	581	14%
Total freight revenues	3,820	(58)	4,366	(14%)	11,933	(318)	12,169	(5%)
Other revenues	167	(3)	147	12%	424	(12)	396	4%
Total revenues	3,987	(61)	4,513	(13%)	12,357	(330)	12,565	(4%)
Operating expenses
Labor and fringe benefits	773	(6)	770	—%	2,332	(39)	2,204	(4%)
Purchased services and material	534	(5)	520	(2%)	1,698	(28)	1,615	(3%)
Fuel	486	(13)	649	27%	1,528	(68)	1,846	21%
Depreciation and amortization	457	(5)	435	(4%)	1,354	(25)	1,278	(4%)
Equipment rents	89	(2)	72	(21%)	262	(10)	254	1%
Casualty and other	131	(2)	135	4%	404	(13)	440	11%
Total operating expenses	2,470	(33)	2,581	6%	7,578	(183)	7,637	3%
Operating income	1,517	(28)	1,932	(23%)	4,779	(147)	4,928	(6%)
Interest expense	(185)	4	(141)	(28%)	(523)	22	(395)	(27%)
Other components of net periodic benefit income	121	—	125	(3%)	360	—	374	(4%)
Other income (loss)	(2)	—	(1)	(100%)	—	—	(25)	100%
Income before income taxes	1,451	(24)	1,915	(25%)	4,616	(125)	4,882	(8%)
Income tax expense	(343)	6	(460)	27%	(1,121)	31	(1,184)	8%
Net income	$1,108	$(18)	$1,455	(25%)	$3,495	$(94)	$3,698	(8%)
Diluted earnings per share	$1.69	$(0.03)	$2.13	(22%)	$5.27	$(0.14)	$5.34	(4%)
8 CN | 2023 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2023 and 2022, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2023	2022
Debt		$18,382	$15,392
Adjustments:
Operating lease liabilities, including current portion (1)		429	484
Pension plans in deficiency (2)		351	444
Adjusted debt		$19,162	$16,320
Net income		$4,915	$4,899
Interest expense		676	520
Income tax expense		1,582	1,557
Depreciation and amortization		1,805	1,661
Operating lease cost (3)		147	138
Other components of net periodic benefit income		(484)	(486)
Other loss		2	4
Adjustment:
Advisory fees related to shareholder matters (4)		—	35
Adjusted EBITDA		$8,643	$8,328
Adjusted debt-to-adjusted EBITDA multiple (times)		2.22	1.96
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
CN | 2023 Quarterly Review – Third Quarter 9